Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

THE FOLLOWING ARE TALKING POINTS USED BY PEPSICO, INC. IN TELEPHONE CALLS WITH ANALYSTS AND INVESTORS ON APRIL 20, 2009:

•
I/We wanted to reach out and let you know that a few minutes ago we issued a press release announcing that we have made an offer to acquire the remaining shares in PGB and PAS that we don’t currently own. The offer price for PBG is $29.50 and for PAS is $23.27 – representing a 17.1% premium vs. Friday’s closing price and a 33-36% premium on the 30-day closing average.  The deal is 50% cash/50% stock.

We have also moved up the announcement of our earnings and have just released our Q1 results.  We performed very well in the quarter, with core EPS of $0.71; that includes about 3 cents for a lower tax rate in the quarter.  All of our businesses are performing at or above our own expectations.

•	We will be having an investor call this morning at 8:30a.m. EDT time but wanted to be sure you knew of these developments and also give you a quick snapshot of our offer and strategic rationale.

•	This is about strategically transforming our North American beverage business.

o
As you are very well aware, life has changed dramatically over the past several years.  The balance in the LRB category has changed between CSDs and NCBs – and that shift has major impacts to brands, to manufacturing and to go-to-market.   The spin-off of the bottlers was the right decision 10 years ago.  We believe strongly that an integrated operating model – fast decision-making, cost-efficient, aligned -- will result in the best system performance now and in the years ahead.

o
We’ve been working on enhancing the brand innovation – and feel that we’re making increasingly good progress as we in our new PAB organization.  The proposed acquisition will dramatically increase that organization’s effectiveness in integrating differentiated innovation with in-market execution – as well as speeding that innovation to market. The combination would also allow us to nurture and sustain smaller innovation.

o
Equally importantly, the proposed acquisition would enable us to create the most cost efficient and effective manufacturing network, which now encompasses both hot-fill and cold-fill platforms – and we can get efficiencies in transport and in DCs.

o
It would also enable us to optimize routes to market for about 75% of the country in which PAS and PBG operate – going through the DSD system where that makes most sense and through warehouse where that’s most cost effective.

o	It will enable us to present a more unified face to our retail and food service customers – and to take to a new level our ‘Power of One’ program of bundled food and beverage offerings.

•	Financially, this is an attractive opportunity.
o	We expect EPS accretion of at least 15 cents when synergies are fully realized – and we expect to reach annual cost synergies of at least $200 million.

o	While the majority of the opportunities are in North America, there are some synergies internationally similar to what we experienced in PI when we combined snacks and beverages.

o	We understand the execution challenges and have confidence in our ability to integrate both businesses successfully

•	In short, this is the right strategy at the right time and with the right financial impact.

•	We will give you a full presentation early Monday morning. We wanted to make sure you heard it from us first and heard the highlights. We look forward to speaking with you again later in the day.

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Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. If PepsiCo, Inc. (“PepsiCo”) enters into definitive agreements in connection with the proposed transactions with The Pepsi Bottling Group, Inc. (“PBG”) and PepsiAmericas, Inc. (“PAS”) (the “Proposed Transactions”), PepsiCo plans to file with the Securities and Exchange Commission (“SEC”) registration statements on Form S-4 containing proxy statements/prospectuses and other documents with respect to each of the Proposed Transactions and definitive proxy statements/prospectuses would be mailed to shareholders of PBG and PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUSES AND OTHER DOCUMENTS THAT WOULD BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

If PepsiCo enters into definitive agreements in connection with the Proposed Transactions, investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo through the website maintained by the SEC at http://www.sec.gov. Free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC will also be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035.

PepsiCo and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding PepsiCo’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 19, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 24, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements”, including PepsiCo’s 2009 guidance, are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to enter into definitive agreements with respect to the Proposed Transactions; PepsiCo’s ability to achieve the synergies and value creation contemplated by the Proposed Transactions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the Proposed Transactions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for our products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; our ability to build and sustain proper information technology infrastructure, successfully implement our ongoing business process transformation initiative or outsource certain functions effectively; damage to our reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with our bottling partners, including as a result of the Proposed Transactions; our ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of our supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where we operate; and risks that benefits from our Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of April 20, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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